July 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      First Litchfield Financial Corporation
         Request to Withdraw Registration Statement on Form S-3
         (File Number 333-160516)

Ladies and Gentlemen:

         First Litchfield Financial Corporation filed the above-referenced registration statement on Form S-3 on July 10, 2009. The registration statement has not been declared effective.

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Litchfield Financial Corporation hereby requests that such registration statement together with all exhibits thereto be withdrawn as soon as practicable. No securities were offered or sold pursuant to the registration statement. First Litchfield Financial Corporation requests this withdrawal because it has been informed by the staff of the Commission that it is not eligible to use Form S-3 for the proposed offering.

         The filing fee was paid by electronic wire transfer to the Commission. First Litchfield Financial Corporation requests that such fee be applied to its account with the Commission.

         Please provide a copy of the order granting withdrawal via facsimile to our counsel, Thomas A. Klee of Cranmore, FitzGerald & Meaney, at (860) 522-3379.

         If you have any questions, please contact Mr. Klee at (860) 522-9100.

                                          Sincerely,

                                          First Litchfield Financial Corporation

                                          By: /s/ Joseph J. Greco
                                              -------------------
                                          Joseph J. Greco
                                          President and Chief Executive Officer